Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

November 26, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER SAMPLES 95 METRES OF 1,867G/T SILVER, 1.00G/T GOLD, 2.67%
LEAD, AND 4.58% ZINC AT THE TOPIA MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that new underground drilling and mine development at the Company’s 100% owned Topia Mine in Durango, Mexico has successfully extended the potential for high grade silver, gold, lead and zinc mineralization along a 350 metre strike length and 150 metre dip extent of the Cantarranas Vein.

New underground development along a 95 metre strike length of the Cantarranas Vein (1,800 metre level, 18-638 development) in the Hormiguera area (see plan and longitudinal maps on the Company’s website at www.greatpanther.com) has averaged 1,867g/t silver, 1.00g/t gold, 2.67% lead, and 4.58% zinc over a width of 0.31 metres. Ninety metres to the east of here, an old stope was observed coming to surface. A chip channel sample (096035) at the easternmost extent of the old stope assayed 1,005g/t silver, 0.19g/t gold, 1.81% lead and 4.37% zinc over a width of 0.15 metres.

Immediately west of the 18-638 development, on the 1,670 metre level (San Miguel Mine, Level A), historical sampling records show a 171 metre strike length of the Cantarranas Vein averaging 2,721g/t silver, 1.42g/t gold, 10.65% lead, and 13.95% zinc over a width of 0.19 metres. The San Miguel Level A development ended in excellent grade at the easternmost face.

Ninety metres above San Miguel Level A, and 200 metres east of the 18-638 development, re-sampling of an old adit (San Jorge) returned a 30 metre strike length with an average of 836g/t silver, 0.78g/t gold, 2.55% lead, and 1.36% zinc over a width of 0.18 metres. Surface drilling in the 18-638 development area was highlighted by underground drill hole UT07-025, which intersected 736g/t silver, 2.72g/t gold, 1.38% lead, and 2.06% zinc over 0.6 metres in the Cantarranas Vein.

The Cantarranas Vein has historically been known for its high grades. Over the past several years, Great Panther’s exploitation of small blocks of fault offset vein in the San Miguel Mine Level A, further west of the area stated above, typically produced grades of 1,200g/t silver, and 15% combined lead-zinc. Overall, the potential for bonanza grade silver, along with excellent by-product gold-lead-zinc, exists throughout the aforementioned 350 by 150 metre area of the Cantarranas vein (between sections 2470E to 2830E) and remains open along strike and up and down dip.

The eastern extension of the Cantarranas Vein will provide excellent grade mill feed for the Topia Mine. It is expected that production stopes will be prepared in this new area early in 2009 and will contribute to the ongoing expansion of silver production at Topia. The Company is presently working with the mine contractors to develop the mining plan and optimize production capability and profitability. Underground development and exploitation is presently taking place on four mineralized vein structures on the Topia Mine property. This includes continued development along the Don Benito, Argentina, and Animas Veins plus the Descubridora area of the Cantarranas Vein.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

Analysis of the drill core was performed by SGS Minerals Services, in their Durango, Mexico facilities. The Company’s QA/QC program includes the regular insertion of blanks and standards into the sample shipments. Aspects of the Topia Mine relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Topia Mine Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.